

August 2, 2010

VIA U.S. MAIL AND FACSIMILE (314) 633-7200

Ronald M. Shaich
Chairman and Chief Executive Officer
Panera Bread Company
6710 Clayton Road
Richmond Heights, MO 63117

> Re: **Panera Bread Company**
> **Form 10-K for the fiscal year ended December 29, 2009**
> **Filed March 1, 2010**
> **File No. 000-19253**

Dear Mr. Shaich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1A. Risk Factors, page 9

1. In future filings, please revise the introductory language to clarify that all material risks have been discussed.

Schedule 14A

Compensation Discussion and Analysis, page 19

2. It appears from the discussion in the second full paragraph on page 22 that there are additional company-wide performance targets that you have omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K because you believe competitive harm

would result from their disclosure. Please provide us with your analysis of the basis for this conclusion. Alternatively, please confirm that you will identify and quantify these performance targets in future filings.

3. In this regard, we note your disclosure that performance expectations for each target "are generally set at a level that is difficult to achieve, but thought to be attainable." Please provide us with support for the level of difficulty you assert and confirm that in future filings you will disclose with meaningful specificity how difficult or likely it would be for you or your executive officers to achieve the undisclosed targets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions.

Sincerely,

Justin Dobbie
Special Counsel